Exhibit 99.3

PrEss release

WiLAN to Present at Canaccord Genuity 34th Annual Growth Conference

OTTAWA, Canada – August 7, 2014 – Top licensing company, Wi-LAN Inc. (“WiLAN”) (TSX:WIN) (NASD:WILN), today announced that WiLAN will present at the Canaccord Genuity 34th Annual Growth Conference being held at the InterContinental Hotel, Boston, MA. The presentation will take place on Thursday, August 14, 2014 at 1:00 pm Eastern Time. Presenting from management will be Jim Skippen, President & CEO.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 285 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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